Exhibit 99.63

April 29, 2020

British Columbia Securities Commission (as principal regulator)

Alberta Securities Commission

Financial and Consumers Affairs Authority, Securities Division, Saskatchewan

Ontario Securities Commission

Autorite des marches financiers

Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nunavut Securities Office

Dear Sirs/Madams:

Re: mCloud Technologies Corp. (formerly Universal mCloud Corp.)

We refer to the prospectus supplement dated April 29, 2020 (the "Prospectus Supplement") to the short form base shelf prospectus dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus dated April 28, 2020 of mCloud Technologies Corp. (the "Company)" relating to the qualification of units underlying special warrants of the Company.

We consent to being named and to the use in the above-mentioned Prospectus Supplement, of our report dated May 29, 2019 to the shareholders of the Corporation on the following consolidated financial statements:

a.	Consolidated statements of financial position as at December 31, 2018 and 2017, and;
b.	Consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for the years ended December 31, 2018 and 2017 and notes to the consolidated financial statements.

We report that we have read the Prospectus Supplement and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours truly,

MNP LLP